As filed with the Securities and Exchange Commission on March 14, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HIGHWOODS PROPERTIES, INC.

(Exact name of registrants as specified in their charters)

Maryland	56-1871668
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

3100 Smoketree Court, Suite 600

Raleigh, North Carolina 27604

(919) 872-4924

(Address, including zip code, and telephone number, including area code, of the registrants’ principal executive offices)

Jeffrey D. Miller	Copy to:
Vice President, General Counsel and Secretary	Jeffrey M. Sullivan, Esq.
Highwoods Properties, Inc.	DLA Piper US LLP
3100 Smoketree Court, Suite 600	4141 Parklake Avenue, Suite 300
Raleigh, NC 27604	Raleigh, NC 27612
Phone: (919) 872-4924	Phone: (919) 786-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)	Facsimile: (919) 786-2200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock	3,975,390	$27.80	$110,515,842	$4,343

(1)	The prospectus that forms a part of this Registration Statement, as such prospectus may be amended or supplemented from time to time, is deemed to relate to the common stock being registered pursuant to this Registration Statement and, in accordance with Rule 429 of the Securities Act of 1933, to 4,139,943 shares of common stock registered and issuable pursuant to the prior registration statement on Form S-11 (no. 333-142178) of the Registrant.
(2)	Calculated pursuant to Rule 457(c) of the Securities Act of 1933, based on the average high and low prices reported on the NYSE on March 10, 2008.
(3)	A filing fee of $5,132.15 was previously paid by the Registrant in connection with the filing of its prior registration statement on Form S-11 (No. 333-142178) initially filed with the SEC on April 17, 2007 to which the prospectus in this Registration Statement relates. Pursuant to Rule 457(p) of the Securities Act of 1933, the filing fees previously paid have been applied to offset any filing fees currently due.

Pursuant to Rule 429 of the Securities Act of 1933, the prospectus that forms a part of this Registrations Statement also relates to the common stock of the Registrant registered pursuant to the prior registration statement on Form S-11 (no. 333-142178) initially filed with the SEC on April 17, 2007.

3,975,390 Shares

Common Stock

This prospectus relates to up to 3,975,390 shares of common stock of Highwoods Properties, Inc. that the selling stockholders named in this prospectus may offer for sale from time to time. The selling stockholders named in this prospectus may acquire these shares by exercising warrants to purchase shares of our common stock or by redeeming units of limited partnership in Highwoods Realty Limited Partnership, which is the operating partnership through which we conduct substantially all of our business, for shares of our common stock. All of the units of limited partnership and warrants were issued in transactions that were consummated more than five years ago.

We have registered the resale of the shares to allow the selling stockholders to sell any or all of their shares of common stock on the NYSE or in private transactions using any of the methods described in this prospectus. See “Plan of Distribution.” We will not receive any proceeds from the sale of any of the shares offered by the selling stockholders, but we have agreed to pay certain registration expenses relating to such shares of our common stock. See “Selling Stockholders.”

Our common stock is listed on the New York Stock Exchange under the symbol “HIW.” On March 13, 2008, the last reported sale price of our common stock was $30.13 per share.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of common stock may be deemed to be “underwriters” under the Securities Act of 1933. See “Plan of Distribution.”

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the SEC before you invest in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2008.

You should rely only on the information contained in this prospectus or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus is an offer to sell only the securities offered by this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front of those documents or as of the respective dates of any documents incorporated by reference herein.

i

ABOUT THIS PROSPECTUS

We refer to Highwoods Properties, Inc. as the “Company” and Highwoods Realty Limited Partnership as the “Operating Partnership.” This prospectus is part of a shelf registration statement. Under this shelf registration statement, selling stockholders may offer and sell the company common stock in one or more offerings. In connection with such offerings, we may file one or more prospectus supplements that would contain specific information about the terms of that offering. The prospectus supplement may add, update or change information contained in this prospectus. Before you buy any of the shares offered by the selling stockholders, you should consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included or incorporated by reference in this prospectus may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that our plans, intentions or expectations will be achieved. When considering such forward-looking statements, you should keep in mind the following important factors that could cause our actual results to differ materially from those contained in any forward-looking statement:

•	speculative development activity by our competitors in our existing markets could result in an excessive supply of office, industrial and retail properties relative to tenant demand;

•	the financial condition of our tenants could deteriorate;

•	we may not be able to complete development, acquisition, reinvestment, disposition or joint venture projects as quickly or on as favorable terms as anticipated;

•	we may not be able to lease or release space quickly or on as favorable terms as old leases;

•	increases in interest rates would increase our debt service costs;

•

we may not be able to meet our liquidity requirements or obtain capital on favorable terms to fund our working capital needs and growth initiatives or to repay or refinance outstanding debt upon maturity;

•	we could lose key executive officers; and

•	our southeastern and midwestern markets may suffer unexpected declines in economic growth.

This list of risks and uncertainties, however, is not intended to be exhaustive. You should also review the other cautionary statements we make under the caption “Business – Risk Factors” in our 2007 Annual Report on Form 10-K, incorporated by reference herein, and as updated in subsequent SEC filings.

Given these uncertainties, you should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements to reflect any future events or circumstances or to reflect the occurrence of unanticipated events.

THE COMPANY

The Company is a fully-integrated, self-administered and self-managed equity real estate investment trust (“REIT”) that began operations through a predecessor in 1978. The Company completed its initial public offering in 1994 and its common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “HIW.” We are one of the largest owners and operators of suburban office, industrial and retail properties in the southeastern and midwestern United States. At December 31, 2007, we:

•	wholly owned 311 in-service office, industrial and retail properties, encompassing approximately 26.6 million rentable square feet, and 109 rental residential units;

•

owned an interest (50.0% or less) in 67 in-service office and industrial properties, encompassing approximately 7.3 million rentable square feet, and 418 rental residential units. Five of these in-service office properties are consolidated at December 31, 2007 as more fully described in Notes 1 and 3 to the Consolidated Financial Statements in our 2007 Annual Report on Form 10-K;

•

wholly owned 634 acres of undeveloped land, approximately 493 acres of which are considered core holdings and which are suitable to develop approximately 7.6 million rentable square feet of office and industrial space; and

•

were developing or re-developing 15 wholly owned properties comprising approximately 2.2 million square feet that were under construction or were completed but had not achieved 95% stabilized occupancy and 139 for-sale condominiums (through a consolidated 93% owned joint venture).

The Company conducts virtually all of its activities through the Operating Partnership. The Company is the sole general partner of the Operating Partnership. At December 31, 2007, the Company owned all of the preferred partnership interests in the Operating Partnership and 93.3% of the common partnership interests in the Operating Partnership. Limited partners (including certain officers and directors of the Company) own the remaining common partnership interests. Each unit of common partnership interest (a “Common Unit”) is redeemable by the holder for the cash value of one share of common stock or, at the Company’s option, one share of common stock.

The Company was incorporated in Maryland in 1994. The Operating Partnership was formed in North Carolina in 1994. Our executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604 and our telephone number is (919) 872-4924. We maintain offices in each of our primary markets.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock offered by the selling stockholders named in this prospectus. In connection with the issuance of the shares offered by us through this prospectus, we will receive one warrant or Common Unit for each of the shares issuable upon exercise or redemption of the same number of outstanding warrants or units.

DESCRIPTION OF COMMON STOCK

General

The Company is authorized under its charter to issue 200 million shares of its common stock. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote. Unless applicable law requires otherwise, and except in limited circumstances as our charter may provide with respect to any series of preferred stock that the Company may issue, the holders of common stock will possess exclusive voting power. See “—Ownership Limitations and Restrictions on Transfers.”

All shares of common stock issued will be duly authorized, fully paid and non-assessable. Distributions may be paid to the holders of common stock if and when declared by the Company’s board of directors out of legally available funds. The Company intends to continue to pay quarterly dividends.

Under Maryland law, stockholders are generally not liable for the Company’s debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will participate pro rata in any remaining assets.

Holders of common stock have no conversion, sinking fund or redemption rights or preemptive rights.

The common stock is currently listed for trading on the New York Stock Exchange. The Company will apply to the New York Stock Exchange to list any additional shares of common stock that the Company offers and sells pursuant to a prospectus supplement.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust.

Ownership Limitations and Restrictions on Transfers

To maintain its REIT qualification, not more than 50% in value of the Company’s outstanding stock may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own its outstanding stock for at least 335 days per 12-month taxable year. To help ensure that the Company meets these tests, the Company’s charter provides that no person or entity may directly or constructively own more than 9.8% in value of the Company’s issued and outstanding capital stock, without obtaining a written waiver from the board of directors. For purposes of this provision, corporations, partnerships, “groups” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities are treated as single persons. The board of directors has discretion to waive this ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize the Company’s REIT status.

The restrictions on transferability and ownership will not apply if the board of directors and the stockholders holding two-thirds of the Company’s outstanding shares of capital stock determine that it is no longer in the Company’s best interest to be a REIT. The Company has no current intention to seek to change its REIT tax status.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

Holders of more than 1% of the Company’s common stock or preferred stock must file a written response to the Company’s request for stock ownership information, which will be mailed no later than January 30th of each year. This notice should contain the holder’s name and address, the number of shares of common stock or preferred stock such holder owns and a description of how such holder holds the shares. In addition, such holders will be required to disclose in writing any other information that the Company needs in order to determine the effect of such holder’s ownership on the Company’s status as a REIT.

These ownership limitations could have the effect of precluding a third party from obtaining control over the Company unless the Company’s board of directors and its stockholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

Maryland general corporation law and the Company’s charter exculpate each director and officer in actions by the Company or by stockholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or services or has acted dishonestly, as established by a final judgment of a court.

The charter also provides that the Company will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

We believe that the exculpation and indemnification provisions in the charter help induce qualified individuals to agree to serve as officers and directors of the Company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in the Company’s charter and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions. We also maintain a policy of directors’ and officers’ liability insurance covering certain liabilities incurred by the Company’s directors and officers in connection with the performance of their duties.

The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over the Company against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, we have been informed that, in the SEC’s opinion, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

Pursuant to the Company’s charter and Maryland law, the Company cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which the Company is not the surviving entity or sell all or substantially all of its assets unless the board of directors adopts a resolution declaring the proposed transaction advisable and a majority of the stockholders voting together as a single class approve the transaction. Maryland law prohibits stockholders from taking action by written consent unless all stockholders consent in writing. The practical effect of this limitation is that any action required or permitted to be taken by the Company’s stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders. The Company’s bylaws further provide that in order for a stockholder to properly bring any matter before a meeting, the stockholder must comply with requirements regarding advance notice. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that the holders of a majority of the Company’s outstanding voting securities favor. These provisions may also discourage another person from making a tender offer for the Company’s common stock, because such person or entity, even if it acquired a majority of the Company’s outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting.

Maryland law also establishes special requirements with respect to business combinations between Maryland corporations and interested stockholders unless exemptions apply. Among other things, the law prohibits for five years a merger and other similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. The Company’s charter contains a provision exempting the Company from the Maryland business combination statute. However, we cannot assure you that this charter provision will not be amended or repealed at any point in the future.

Control Share Acquisitions

Maryland general corporation law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by officers or employee directors. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation’s charter or bylaws. The Company’s bylaws contain a provision exempting from the control share acquisition statute any stock acquired by any person. However, we cannot assure you that this bylaw provision will not be amended or repealed at any point in the future.

Classification of Board of Directors, Vacancies and Removal of Directors

The directors on the Company’s board of directors are currently divided into three classes, and each of these directors generally serves for a three-year term. A director may only be removed for cause by the affirmative vote of two-thirds vote of the Company’s outstanding common stock. These staggered terms of the Company’s board may discourage offers for the Company or make an acquisition of the Company more difficult, even when an acquisition is in the best interest of the stockholders.

The Company’s charter and bylaws provide that a majority of the directors or the stockholders may fill any vacancy on the board of directors. However, under Maryland law, only the board of directors can fill vacancies even though the charter and bylaws provide otherwise. In addition, the Company’s bylaws provide that only the board of directors may increase or decrease the number of persons serving on the board of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees until the next annual meeting of stockholders.

Amendment of Charter and Bylaws

Except as set forth below, the Company’s charter can be amended only by the affirmative vote of holders of not less than a majority of the outstanding shares of common stock. However, the provisions in the charter relating to the removal of directors and preservation of the Company’s REIT status may only be amended by the affirmative vote of holders of not less than two-thirds of the outstanding shares of common stock.

Operating Partnership Agreement

Upon a change in control of the Company, the partnership agreement of the Operating Partnership requires certain acquirers to maintain an umbrella partnership real estate investment trust (“UPREIT”) structure with terms at least as favorable to the limited partners as are currently in place. For instance, in certain transactions, the acquirer would be required to preserve the limited partner’s right to continue to hold tax-deferred partnership interests that are redeemable for capital stock of the acquirer. Some change of control transactions involving the Company could require the approval of two-thirds of the limited partners of the Operating Partnership (other than the Company). These provisions may make a change of control transaction involving the Company more complicated and therefore might decrease the likelihood of such a transaction occurring, even if such a transaction would be in the best interest of the Company’s stockholders.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material federal income tax consequences relating to the taxation of the Company as a REIT and the ownership and disposition of the Company’s stock.

If the Company offers one or more additional series of preferred stock or the Operating Partnership offers one or more additional series of debt securities, the prospectus supplement will include information about any additional material federal income tax consequences to holders of those shares of preferred stock or debt securities.

Because this summary is intended only to address material federal income tax consequences relating to the ownership and disposition of the Company’s stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending upon your particular tax situation;

•

special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary generally does not address state, local or non-U.S. tax considerations;

•	this summary deals only with the Company’s stockholders that hold common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and

•	we do not intend this discussion to be, and you should not construe it as, tax advice.

You should both review the following discussion and consult with your own tax advisor to determine the effect of ownership and disposition of the Company’s stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

We base the information in this section on the current Internal Revenue Code, current, final, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. The Company has not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Taxation of the Company as a REIT

The Company believes that, commencing with its taxable year ended December 31, 1994, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and the Company intends to continue to be organized and to operate in such a manner. However, we cannot assure you that the Company has operated or will operate in a manner so as to qualify or remain qualified as a REIT.

Federal Income Taxation of the Company

If the Company has qualified and continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its stockholders, substantially eliminating the federal “double taxation” on earnings (once at the corporate level when earned and once again at the stockholder level when distributed) that usually results from investments in a corporation. Nevertheless, the Company will be subject to federal income tax as follows:

First, the Company will be taxed at regular corporate rates on its undistributed “REIT taxable income,” including undistributed net capital gains.

Second, under some circumstances, the Company may be subject to the “alternative minimum tax” as a consequence of its items of tax preference.

Third, if the Company has net income from the sale or other disposition of “foreclosure property” that the Company holds primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

Fourth, if the Company has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

Fifth, if the Company should fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below) but has nonetheless maintained its qualification as a REIT because it has met other requirements, the Company will be subject to a 100% tax on the gross income attributable to (1) the greater of (a) the amount by which the Company fails the 75% test or (b) the amount by which the Company fails the 95% income test, multiplied by (2) a fraction intended to reflect the Company’s profitability.

Sixth, if the Company fails to distribute during each year at least the sum of:

•	85% of its ordinary income for such year,

•	95% of its capital gain net income for such year, and

•	any undistributed taxable income from prior periods,

then the Company will be subject to a 4% excise tax on the excess of this required distribution amount over the amounts actually distributed.

Seventh, if the Company should acquire any asset from a “C” corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and provided no election is made for the transaction to be currently taxable, and the Company subsequently recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which the Company acquired the asset, the Company generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that the Company recognizes at the time of the sale or disposition and the amount of gain that the Company would have recognized if the Company had sold the asset at the time it acquired the asset, the “Built-in Gains Tax”.

The Company owns direct or indirect interests in a number of taxable REIT subsidiaries. A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary of the Company. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary may perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, the Internal Revenue Code limits the ability of a taxable REIT subsidiary to deduct interest payments in excess of a certain amount made to the Company. In addition, the Company must pay a 100% tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the Company, the Company’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. The Company’s taxable REIT subsidiaries make interest and other payments to the Company and to third parties in connection with activities related to the Company’s properties. We cannot assure you that the Company’s taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to the Company. In addition, we cannot assure you that the IRS might not seek to impose the 100% tax on services performed by taxable REIT subsidiaries for tenants of the Company, or on a portion of the payments received by the Company from, or expenses deducted by, the Company’s taxable REIT subsidiaries.

Requirements for Qualification

To qualify as a REIT, the Company must elect to be treated as a REIT and must meet the requirements, discussed below, relating to the Company’s organization, sources of income, and nature of assets.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for application of the REIT rules;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

•	that has at least 100 persons as beneficial owners;

•

during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities);

•	that files an election or continues such election to be taxed as a REIT on its return for each taxable year;

•	that uses the calendar year as its taxable year; and

•	that satisfies the income tests, the asset tests, and the distribution tests, described below.

The Internal Revenue Code provides that REITs must satisfy all of the first four preceding requirements during the entire taxable year. REITs must satisfy the fifth requirement during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of the sixth requirement, the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Internal Revenue Code, and not the pension or profit-sharing trust itself, are treated as REIT stockholders. Neither the fifth nor sixth requirement is applicable to a REIT’s first taxable year. The Company will be treated as having met the sixth requirement if the Company complies with certain Treasury Regulations for ascertaining the ownership of the Company’s stock for such year and if the Company did not know (or after the exercise of reasonable diligence would not have known) that the sixth condition was not satisfied for such year. The Company’s charter currently includes restrictions regarding transfer of its stock that, among other things, assist the Company in continuing to satisfy the fifth and sixth of these requirements.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

A REIT that is a partner in a partnership is deemed to own its proportionate share of the assets of the partnership and to earn its proportionate share of the partnership’s income, in both cases being based on its relative capital interest in the partnership. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership’s share of the assets, liabilities and items of income with respect to any partnership in which it holds an interest) is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

Income Tests. In order to maintain qualification as a REIT, the Company must satisfy two gross income requirements. First, the Company must derive, directly or indirectly, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year from investments relating to real property or mortgages on real property, including “rents from real property,” gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, the Company must derive at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.

Rents received by the Company will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, “rents from real property” generally excludes any amount received directly or indirectly from any tenant if the Company, or an owner of 10% of more of the Company’s outstanding stock, directly or constructively, owns 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a “related party tenant.” Third, “rents from real property” excludes rent attributable to personal property except where such personal property is leased in connection with a lease of real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute “rents from real property” unless such services are customarily provided in the geographic area. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by the Company. Where, on the other hand, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor from whom the Company does not receive any income or a taxable REIT subsidiary. Non-customary services that are not performed by an independent contractor or taxable REIT subsidiary in accordance with the applicable requirements will result in impermissible tenant service income to the Company to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of the Company’s total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of the Company’s total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as rents from real property.

The Company does not currently charge and does not anticipate charging rent that is based in whole or in part on the income or profits of any person. The Company also does not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from related party tenants.

The Operating Partnership does provide some services with respect to the properties. The Company believes that the services with respect to the properties that are and will be provided directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to particular tenants and, therefore, that the provision of such services will not cause rents received with respect to the properties to fail to qualify as rents from real property. Services with respect to the properties that the Company believes may not be provided by the Company or the Operating Partnership directly without jeopardizing the qualification of rent as “rents from real property” are and will be performed by independent contractors or taxable REIT subsidiaries.

The Operating Partnership and the Company receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by the Operating Partnership. These fees, to the extent not paid with respect to the portion of these properties not owned, directly or indirectly, by the Company, will not qualify under the 75% gross income test or the 95% gross income test. The Operating Partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. The Company believes, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

If the Company fails to satisfy the 75% gross income test or the 95% gross income test for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under the Internal Revenue Code. This relief provision generally will be available if:

•	the Company’s failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	the Company attaches a schedule of the nature and amount of each item of income to its federal income tax return; and

•	the inclusion of any incorrect information on the schedule is not due to fraud with intent to evade tax.

We cannot state whether in all circumstances the Company would be entitled to the benefit of this relief provision. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company’s failure to satisfy the tests was not due to reasonable cause. Even if this relief provision applies, the Internal Revenue Code imposes a 100% tax with respect to a portion of the non-qualifying income, as described above.

Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy four tests relating to the nature and diversification of its assets:

•	At least 75% of the value of the Company’s total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities.

•	No more than 25% of the value of the Company’s total assets may be represented by securities other than those in the 75% asset class.

•	Except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset class:

•	the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets;

•	the Company may not own more than 10% of any one issuer’s outstanding voting securities;

•	the Company may not own more than 10% of the value of the outstanding securities of any one issuer; and

•	No more than 20% of the Company’s total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” securities. A “straight debt” security, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

Straight debt securities also generally include:

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

•

Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transaction, is qualifying income for purposes of the 75% gross income test described above.

The Company believes that the aggregate value of the securities issued by its taxable REIT subsidiaries does not exceed 20% of the aggregate value of its gross assets. As of each relevant testing date prior to the election to treat each corporate subsidiary of the Company or any other corporation in which the Company owns an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary, which election first became available on January 1, 2001, the Company believes it did not own more than 10% of the voting securities of any such entity. In addition, the Company believes that as of each relevant testing date prior to the election to treat each corporate subsidiary of the Company or any other corporation in which the Company owns an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including debt, of any such corporation or other issuer owned (or treated as owned) by the Company did not exceed 5% of the total value of the Company’s assets.

With respect to each issuer in which the Company currently owns an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, the Company believes that its pro rata share of the value of the securities, including debt, of any such issuer owned (or treated as owned) does not exceed 5% of the total value of the Company’s assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, we cannot provide any assurance that the IRS might not disagree with the Company’s determinations.

After initially meeting the asset tests at the close of any quarter, the Company will not generally lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the Company can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

Annual Distribution Requirements

To qualify for taxation as a REIT, the Internal Revenue Code requires the Company to make distributions (other than capital gain distributions) to its stockholders in an amount at least equal to (a) the sum of: (1) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain), and (2) 90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

The Company must pay distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year’s distribution requirement if the dividends satisfy one of the following two sets of criteria:

•

the Company declares the dividends in October, November or December, the dividends were payable to stockholders of record on a specified date in such a month, and the Company actually paid the dividends during January of the subsequent year; or

•

the Company declares the dividends before it timely files its federal income tax return for such year, the Company pays the dividends in the 12-month period following the close of the prior year and not later than the first regular dividend payment after the declaration, and the Company elects on its federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.

Even if the Company satisfies the foregoing distribution requirements, the Company will be subject to tax thereon to the extent that it does not distribute all of its net capital gain or “REIT taxable income” as adjusted. Furthermore, if the Company fails to distribute at least the sum of 85% of its ordinary income for that year, 95% of its capital gain net income for that year, and any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

In addition, if during the 10-year recognition period, if the Company disposes of any asset subject to the built-in gain rules described above, the Company must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset.

The Company may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, the Company may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the Company. For purposes of the 4% excise tax described, any such retained amounts would be treated as having been distributed.

The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements.

We expect that the Company’s REIT taxable income will generally be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the 90% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In this event, the Company may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the distribution requirement or avoid such income or excise taxation.

In the event that the Company is subject to an adjustment to its REIT taxable income (as defined in Section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by either a final court decision, a closing agreement between the Company and the IRS under Section 7121 of the Internal Revenue Code, an agreement as to tax liability between the Company and an IRS district director, or a statement by us attached to an amendment or supplement to our federal income tax return, the Company may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying “deficiency dividends” to stockholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, the Company must make the distribution within 90 days of the adverse determination and the Company also must satisfy other procedural requirements. If the Company satisfies the statutory requirements of Section 860 of the Internal Revenue Code, a deduction is allowed for any deficiency dividend subsequently paid by the Company to offset an increase in the Company’s REIT taxable income resulting from the adverse determination. The Company, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. In that event, to the extent of positive current and accumulated earnings and profits, distributions to stockholders will be dividends, generally taxable at long-term capital gains tax rates (as described below), subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company lost the qualification. We cannot state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limit on such income, the IRS could conclude that the Company’s failure to satisfy the tests was not due to reasonable cause.

Taxation of U.S. Stockholders

As used in this prospectus, the term “U.S. Stockholder” means a holder of the Company’s stock that, for federal income tax purposes:

•	is a citizen or resident of the United States;

•

is a corporation or partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	is an estate, the income of which is subject to federal income taxation regardless of its source; or

•

is any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as discussed below.

Distributions Generally. Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of the Company’s positive current and accumulated earnings and profits and, to that extent, will be taxable to the U.S. Stockholders. These distributions are not eligible for the dividends received deduction for corporations. On May 28, 2003, President Bush signed into law the Jobs Growth Tax Relief Reconciliation Act of 2003. Under this new law, as subsequently modified, certain “qualified dividend income” received by U.S. non-corporate shareholders in taxable years 2003 through 2010 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2010), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

To the extent that the Company makes a distribution in excess of its positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder’s common stock, and then the distribution excess of such basis will be taxable to the U.S. Stockholder as gain realized from the sale of its stock. Dividends declared by the Company in October, November or December of any year payable to a U.S. Stockholder of record on a specified date in any such month will be treated as both paid by the Company and received by the stockholders on December 31 of that year, provided that the Company actually pays the dividends during January of the following calendar year.

Capital Gain Distributions. Distributions to U.S. Stockholders that the Company properly designates as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed the Company’s actual net capital gain) for the taxable year without regard to the period for which the U.S. Stockholder has held his or her stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

The Company may elect to retain and pay income tax on net long-term capital gain that it received during the tax year. In this instance, U.S. Stockholders will include in their income their proportionate share of the undistributed long-term capital gains as designated by the Company. The U.S. Stockholders will also be deemed to have paid their proportionate share of the tax, which would be credited against such stockholders’ U.S. income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Stockholders’ shares will be increased by the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.

Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account before January 1, 2011, generally will be taxed to a non-corporate taxpayer at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions designated by the Company as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, the Company may designate, and will notify its shareholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a minimum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

Passive Activity Loss and Investment Interest Limitations. Distributions from the Company and gain from the disposition of stock will not be treated as passive activity income and, therefore, U.S. Stockholders will not be able to apply any “passive losses” against such income. Dividends from the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of stock or capital gain dividends generally will be excluded from investment income unless the U.S. Stockholder elects to have the gain taxed at ordinary income rates. Stockholders are not allowed to include on their own federal income tax returns any tax losses of the Company.

Dispositions of Shares. In general, U.S. Stockholders will realize capital gain or loss on the disposition of stock equal to the difference between the amount of cash and the fair market value of any property received on the disposition and that stockholders’ adjusted basis in the common stock. This gain or loss will be a capital gain or loss if the U.S. Stockholder has held the shares as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if the stockholder has held the asset for more than one year, it will produce long-term capital gain) and the stockholder’s tax bracket (the maximum rate for non-corporate taxpayers currently being 15%). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate stockholders) to a portion of capital gain realized by a non-corporate stockholder on the sale of stock that would correspond to the Company’s “unrecaptured Section 1250 gain.” Stockholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of stock that the stockholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Stockholder from the Company that were required to be treated as long-term capital gains.

Treatment of Tax-Exempt Stockholders. Distributions from the Company to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute “unrelated business taxable income,” which we refer to as “UBTI,” unless the stockholder has borrowed to acquire or carry its stock or has used the shares in a trade or business.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of pension-held REITs may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code. The restrictions on ownership of common stock in the Company’s charter generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to qualified trusts under the pension-held REIT rules, absent a waiver of the restrictions by the board of directors.

Special Tax Considerations for Non-U.S. Stockholders

In general, non-U.S. Stockholders will be subject to regular federal income tax with respect to their investment in the Company if the income from the investment is “effectively connected” with the non-U.S. Stockholder’s conduct of a trade or business in the United States. A corporate non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Stockholders whose income from their investments in the Company is not so effectively connected (except to the extent that the FIRPTA rules discussed below treat such income as effectively connected income).

A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that the Company does not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that the Company pays the distribution out of current or accumulated earnings and profits of the Company. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by the Company, equal to 30% of the gross amount of the dividend, withheld by the Company, unless an applicable tax treaty reduces this tax. Such a distribution in excess of the Company’s earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Stockholder’s basis in its common stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of common stock.

Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Such distributions are taxed to a non-U.S. Stockholder as if the distributions were gains “effectively connected” with a United States trade or business. Accordingly, a non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty.

Although the law is not clear on this matter, it appears that amounts designated by the Company as undistributed capital gains in respect of stock generally should be treated with respect to non-U.S. Stockholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. Stockholder would be able to offset as a credit against their resulting federal income tax liability an amount equal to their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the IRS a refund to the extent its proportionate share of this tax paid by the Company were to exceed its actual federal income tax liability.

Although tax treaties may reduce the Company’s withholding obligations, the Company generally will be required to withhold from distributions to non-U.S. Stockholders, and remit to the IRS, 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and 30% of ordinary dividends paid out of earnings and profits. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions that the Company designated as capital gains dividends, will be treated as capital gain dividends for purposes of withholding. In addition, the Company may be required to withhold 10% of distributions in excess of the Company’s current and accumulated earnings and profits. If the amount of tax withheld by the Company with respect to a distribution to a non-U.S. Stockholder exceeds the stockholder’s United States tax liability with respect to such distribution, the non-U.S. Stockholder may file for a refund of such excess from the IRS.

The Company expects to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Stockholder unless:

•	a lower treaty rate applies and the non-U.S. Stockholder files with the Company an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

•

the non-U.S. Stockholder files with the Company an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Stockholder’s trade or business so that no withholding tax is required; or

•	the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at a 35% rate.

Unless the stock constitutes a “U.S. real property interest” within the meaning of FIRPTA, a sale of stock by a non-U.S. Stockholder generally will not be subject to federal income taxation. The stock will not constitute a U.S. real property interest if the Company is a “domestically-controlled REIT.” A domestically-controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Stockholders. We currently anticipate that the Company will be a domestically-controlled REIT and, therefore, that the sale of stock will not be subject to taxation under FIRPTA. However, because the Company’s common stock will be publicly traded, we cannot assure you that the Company will be a domestically-controlled REIT. If the Company were not a domestically-controlled REIT, a non-U.S. Stockholder’s sale of stock would be subject to tax under FIRPTA as a sale of a U.S. real property interest unless the stock were “regularly traded” on an established securities market (such as the New York Stock Exchange) on which the common stock will be listed and the selling stockholder owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if the Company’s common stock is not a U.S. real property interest, a nonresident alien’s gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

A purchaser of stock from a non-U.S. Stockholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is “regularly traded” on an established securities market or if the Company is a domestically-controlled REIT. Otherwise, the purchaser of stock from a non-U.S. Stockholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. The Company’s common stock currently is traded on the New York Stock Exchange. We believe that the Company qualifies under both the regularly traded and the domestically-controlled REIT exceptions to withholding but we cannot provide any assurance to that effect.

On May 17, 2006, the Tax Increase Prevention and Reconciliation Act of 2005 (“TIPRA”) was enacted. TIPRA requires any distribution that is made by a REIT that would otherwise be subject to FIRPTA because the distribution is attributable to the disposition of a United States real property interest to retain its character as FIRPTA income when distributed to any regulated investment company or other REIT, and to be treated as if it were from the disposition of a United States real property interest by that regulated investment company or other REIT. This provision of TIPRA applies to distributions with respect to taxable years beginning after December 31, 2005. A “wash sale” rule is also included in TIPRA for transactions involving certain dispositions of REIT stock to avoid FIRPTA tax on dispositions of United States real property interests. These wash sale rules are applicable to transactions occurring on or after the thirtieth day following the date of enactment of TIPRA.

Upon the death of a nonresident alien individual, that individual’s stock will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

U.S. Stockholders. In general, information reporting requirements will apply to payments of distributions on the Company’s stock and payments of the proceeds of the sale of the Company’s stock, unless an exception applies. Further, the payer will be required to withhold backup withholding tax if:

•	the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

•	the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

•	a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

•	the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some stockholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s federal income tax and may entitle the stockholder to a refund, provided that the stockholder furnishes the required information to the IRS.

Non-U.S. Stockholders. Generally, information reporting will apply to payments of distributions on the Company’s stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of the Company’s stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Stockholder of the Company’s stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for

U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Stockholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some stockholders are required to have provided new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you should consult your tax advisor regarding the information reporting requirements applicable to you.

Tax Aspects of the Operating Partnership

General. The Operating Partnership holds substantially all of the Company’s investments. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of these Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held by the Operating Partnership.

Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which we refer to as a “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who have contributed interests in the appreciated properties to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and the Company generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of the properties.

This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of the sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements.

Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including the “traditional method” that may leave some of the book-tax differences unaccounted for, or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the “traditional method” for accounting for book-tax differences with respect to the properties contributed to the Operating Partnership. As a result of this determination, distributions to stockholders will be comprised of a greater portion of taxable income and less return of capital than if another method for accounting for book-tax differences had been selected. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for book-tax differences will be elected with respect to properties contributed to the Operating Partnership in the future.

With respect to any property purchased by the Operating Partnership, this property initially will have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code will not apply.

Basis in Operating Partnership Interest. The Company’s adjusted tax basis in its interest in the Operating Partnership generally:

•	will equal the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company;

•	will increase by its allocable share of the Operating Partnership’s income and its allocable share of debt of the Operating Partnership; and

•

will decrease, but not below zero, by the Company’s allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to the Company, and constructive distributions resulting from a reduction in the Company’s share of debt of the Operating Partnership.

If the allocation of the Company’s distributive share of the Operating Partnership’s loss exceeds the adjusted tax basis of the Company’s partnership interest in the Operating Partnership, the recognition of the excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership’s distributions, or any decrease in the Company’s share of the debt of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed the Company’s adjusted tax basis, the excess distributions (including such constructive distributions) constitute taxable income to the Company. This taxable income normally will be characterized as a long-term capital gain if the Company has held its interest in the Operating Partnership for longer than one year, subject to reduced tax rates described above for non-corporate U.S. Stockholders, to the extent designated by the Company as a capital gain dividend. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

Sale of the Properties. The Company’s share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income also may have an adverse effect upon the Company’s ability to satisfy the income tests for qualification as a REIT. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership’s investment objectives.

State and Local Tax

The Company and its stockholders may be subject to state and local tax in various states and localities, including those in which it or they transact business, own property or reside. The tax treatment of the Company and the stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company’s stock.

SELLING STOCKHOLDERS

The shares of common stock included in this offering are 3,975,390 shares that may be sold by selling stockholders. We refer to these shares as the “resale shares.” None of the resale shares are currently outstanding. We may issue these resale shares to the selling stockholders upon the exercise of 25,000 outstanding warrants and the redemption of 3,950,390 outstanding Common Units. See “Plan of Distribution.”

The selling stockholders may offer and sell from time to time under this prospectus any and all of the resale shares. Information about the selling stockholders is set forth herein. Information about additional selling stockholders may be set forth in a prospectus supplement, in a post-effective amendment or in filings that we make with the SEC under the Exchange Act, which are incorporated by reference in this prospectus. There are currently no agreements, arrangements or understandings with respect to the sale of any of the resale shares that will be held by the selling stockholders. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

The following table sets forth, for each selling stockholder, the amount of our common stock owned, the number of shares of common stock offered hereby and the percentage of the common stock owned after completion of the offering assuming all of the offered shares are sold:

Name of Selling Stockholder (1)	Number of Shares Beneficially Owned (2)	Number of Shares Offered	Number of Shares Beneficially Owned Following Resale	Percentage Ownership Following Resale (3)
A.T. Williams Oil Co	*	8,571	*	*
Alan Schwartz	*	4,254	*	*
Alfus Family Limited Partnership	*	35,161	*	*
Anne S. Sovey	*	475	*	*
Ardent Management, L.P.	*	35,161	*	*
Ariel Associates, LLC	*	14,924	*	*
Arthur Laub	*	9,035	*	*
Bahama Mama	*	941	*	*
Bennett Family Revocable Trust	*	2,092	*	*
Bennie Auerbach	*	27,883	*	*
Bissell Family Limited Partnership	*	19,203	*	*
C. Hamilton Sloan	*	24,543	*	*
C. Hamilton Sloan Trust	*	44,870	*	*
C.S. Henline Trust	*	3,874	*	*
Carolina Capital Corporation	*	3,796	*	*
Catherine D. Rainey	*	50	*	*
Charles E. Mueller, MD	*	160	*	*
Charpat Properties	*	42,000	*	*
Crawley F. Joyner, III	*	30,000	*	*
Daniel C. Austin	*	91,887	*	*
Daniel C. Brown, Jr.	*	2,373	*	*
David L. Gordon	*	1,046	*	*
David Smith	*	61,022	*	*
Deborah Laub	*	1,046	*	*
Dennis L. Olive	*	4,122	*	*
Donald L. Harley	*	5,238	*	*
Easlan Capital, Inc.	*	190	*	*
Edward J. Fritsch (4)	859,831	8,644	851,187	1.5%
Edward W. & Kathleen Hayes	*	1,535	*	*
Estate of James A. Kleeman	*	163	*	*
Estate of Marcus H. Stewart	*	1,279	*	*
Eugene M. Langley, Jr. Revocable Trust, dated December 5, 2006	*	16,196	*	*
Fox Run Development	*	326	*	*
G.M. Hock	*	100	*	*
Gary T. Baker	*	150,000	*	*
Gene and Edna Anderson Family Partnership, L.L.L.P. (5)	1,043,514	719,211	*	*
Glenn Weathers	*	5,344	*	*
GT Investment Corporation	*	12,041	*	*
H. Jack Leister	*	89,770	*	*
Harrison A. Underwood, III	*	2,635	*	*
Henry F. Stern	*	38,471	*	*
Henry P. Royster, Jr.	*	1,211	*	*
Henry K Solomon Rks Trust	*	4,850	*	*
Henry F. Stern Cleveland Clinic Foundation, Cleveland, Ohio Charitable Remainder Annuity Trust (2006)	*	2,400	*	*
Henry F. Stern Tredegar National Civil War Center Foundation Charitable Remainder Annuity Trust (2006)	*	613	*	*
Hyman Auerbach	*	46,759	*	*
Innsbrook North Associates	*	30,564	*	*
J. Rex Thomas	*	25,855	*	*

Name of Selling Stockholder (1)	Number of Shares Beneficially Owned (2)	Number of Shares Offered	Number of Shares Beneficially Owned Following Resale	Percentage Ownership Following Resale (3)
J. Roger Edwards, Jr.	*	5,704	*	*
J.T. Hobby & Son, Inc.	*	8,311	*	*
James F. Marshall	*	28,109	*	*
Jamile J. Francis, Jr.	*	2,325	*	*
Jaw Holdings I, LLC	*	9,621	*	*
Jeffrey Hymes	*	5,509	*	*
Jerome and Linda Janger Revocable Trust	*	198,062	*	*
Jerome Silvey	*	1,538	*	*
Jim Ayers	*	280,044	*	*
Jim Campbell	*	5,342	*	*
John Rainey	*	2,610	*	*
John S. Rainey & Mary Belser, Tr U/W C.S. Rainey F/B/O J. Rainey	*	237	*	*
John S. Rainey, Jr., Trust	*	45	*	*
John S. Rainey, Tr U/W C.S. Rainey F/B/O Mary R. Belser	*	237	*	*
John S. Rainey, Tr U/W C.S. Rainey F/B/O Nancy Crowley	*	237	*	*
John S. Rainey, Tr U/W C.S. Rainey F/B/O Rob Rainey	*	237	*	*
John S. Rainey, Trustee F/B/O Nancy R. Crowley	*	95	*	*
John Turner	*	3,000	*	*
Jonathan Eilian	*	13,664	*	*
Karen Blakely	*	10,000	*	*
Keith R. Harrod	*	3,044	*	*
Kenneth M. Weiss	*	223	*	*
Kennington Ltd., Inc.	*	503,948	*	*
Kyle Woolfolk	*	13,098	*	*
L. Terrell Sovey	*	475	*	*
L.B.M. Family Limited Partnership	*	25,683	*	*
Lambster Partners	*	2,317	*	*
Leon Auerbach	*	32,828	*	*
Leonard Barrier	*	7,260	*	*
Linda Janger	*	4,394	*	*
Louise Bahnson	*	1,323	*	*
Lowell D. Kraff	*	238	*	*
LPK Investments, LLC	*	33,720	*	*
Margaret Smith	*	54,325	*	*
Mark Hamilton Sloan	*	2,267	*	*
Mark Hamilton Sloan Trust	*	2,575	*	*
Mark Walsh	*	15,000	*	*
Marmor Living Trust	*	26,820	*	*
Mary R. Belser	*	475	*	*
Mike Fann	*	29,851	*	*
Neal S. Johnston	*	5,385	*	*
Newman Enterprises	*	12,366	*	*
O. Temple Sloan III	*	1	*	*
O. Temple Sloan III Trust	*	2,575	*	*
O. Temple Sloan Jr. (6)	413,004	216,765	*	*
O. Temple Sloan Jr. Trust (6)	*	44,870	*	*
Paul Kreckman (7)	*	196	*	*
Paul S. Bennett Family Trust	*	1,712	*	*
Ralph W. Mullins, Jr.	*	82,213	*	*
Reba A. Bahn	*	1,046	*	*
Richard Faber	*	7,871	*	*
Ridley Wills	*	11,868	*	*
Ridley Wills (Mrs.)	*	7,871	*	*
Robert E. Coles	*	986	*	*
Robert Faber	*	15,956	*	*
Robert Faber Profit Sharing	*	3,741	*	*
Robert Goldman	*	77,615	*	*
Robert M. Rainey	*	475	*	*
Roger G. White	*	50,000	*	*
Ronald P. Gibson	*	891	*	*
Royall Brown	*	2,000	*	*

Name of Selling Stockholder (1)	Number of Shares Beneficially Owned (2)	Number of Shares Offered	Number of Shares Beneficially Owned Following Resale	Percentage Ownership Following Resale (3)
Sandra H. Taylor	*	3,570	*	*
SECC Partners	*	75,882	*	*
Semoran Trust	*	23,116	*	*
Sheridan Trust	*	3,000	*	*
Stanley and Audri Tendler Family Trust	*	7,811	*	*
Stephen Ross	*	196	*	*
Stephen Timko Revocable Trust	*	193,907	*	*
Susan Kellett	*	38,523	*	*
Suzanne B. Ross	*	110	*	*
Suzanne H. Karnatz	*	3,571	*	*
The Audri May Tendler Trust	*	2,929	*	*
The Nusebaum Family Trust	*	856	*	*
Thomas A. Hunter, III	*	4,965	*	*
Thomas C. Brown Revocable Trust	*	2,325	*	*
Thomas H. Davis	*	3,568	*	*
Thomas T. Crumpler	*	967	*	*
Victoria Martin Langley Revocable Trust, dated December 5, 2006	*	27,122	*	*
Wendy’s of North Alabama, Inc.	*	21,161	*	*
William A. White, Jr.	*	9,805	*	*
William E. Salter	*	10,724	*	*
William T. Wilson	*	28,204	*	*

Total		3,975,390

*	Less than 1%.

(1)	Selling stockholders that are entities may distribute shares of common stock prior to sale under this prospectus. The selling stockholders may also include persons who are donees, pledgees or successors-in-interest of the listed selling stockholders.
(2)	The shares of common stock include warrants and Common Units held by a selling stockholder and assumes that such warrants will be exercised and units will be redeemed for shares of our common stock. The number of shares of common stock assumes that no stock options are exchanged for shares of common stock.
(3)	This percentage is calculated assuming that each selling stockholder sells all of the shares offered by this prospectus. It is difficult to estimate with any degree of certainty the amount and percentage of shares of common stock that would be held by each selling stockholder after completion of the offering. First, we have the option to satisfy unit redemption requests by paying the cash value of the units rather than issuing shares of our common stock. The number of shares offered hereby assumes we elect to satisfy all redemption requests by issuing shares. Second, assuming a selling stockholder receives shares of common stock upon an exercise of warrants or a redemption of such holder’s Common Units, such holder may offer all, some or none of such shares.
(4)	Edward J. Fritsch is the President and Chief Executive Officer of the Company.
(5)	Gene H. Anderson is a Senior Vice President and director of the Company.
(6)	O. Temple Sloan Jr. is the Chairman of the Board of Directors of the Company.
(7)	Paul Kreckman is a Vice President of the Company.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale by the selling stockholders of 3,975,390 shares of our common stock, which shares we may issue upon the exercise of a like number of warrants or the redemption of a like number of Common Units. Our common stock is listed on the New York Stock Exchange under the symbol “HIW.”

We have not and will not receive any proceeds from the offering by the selling stockholders.

As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock offered hereby will be borne by the selling stockholders. Sales of shares of common stock may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the NYSE, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating the shares of common stock, through short sales of shares of common stock or through a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling stockholders.

The selling stockholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided the requirements of such rule are met.

Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of shares of common stock involved, (iii) the price at which such shares were or will be sold, (iv) the commissions paid or to be paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that, as applicable, such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (iv) other facts material to the transaction.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by DLA Piper US LLP, Raleigh, North Carolina. In addition, DLA Piper US LLP has rendered an opinion with respect to certain federal income tax matters relating to the Company. Two partners of DLA Piper US LLP beneficially own an aggregate of less than 0.01% of the Company’s common stock.

EXPERTS

The financial statements and financial statement schedules incorporated in this prospectus by reference from Highwoods Properties Inc.’s Annual Report on Form 10-K, and the effectiveness of Highwoods Properties Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are also incorporated by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph in the Form 10-K for the year ended December 31, 2007, referring to the adoption on January 1, 2006 of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” and Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Such reports are also available to the public through the SEC’s Internet site at www.sec.gov. In addition, since some of our securities are listed on the New York Stock Exchange, you can read our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated.

•	The Company’s 2007 Annual Report on Form 10-K (as initially filed on March 3, 2008 and as amended on March 4, 2008); and

•	The description of the Company’s common stock included in the Company’s Registration Statement on Form 8-A dated May 16, 1994.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations

Highwoods Properties, Inc.

3100 Smoketree Court, Suite 600

Raleigh, North Carolina 27604-1050

Telephone: (919) 872-4924

We also maintain an Internet site at www.highwoods.com at which there is additional information about our business, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this prospectus.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth estimated costs and expenses of the sale and distribution of the securities being registered, all of which will be paid by the registrant.

SEC registration fee	$		*
Printing and engraving fees		10,000
Legal fees and expenses		20,000
Accounting fees and expenses		20,000
Miscellaneous (including listing and rating agency fees)		10,000

Total		$60,000

*	Previously paid.

Item 15.	Indemnification of Directors and Officers.

The Company’s officers and directors are and will be indemnified against certain liabilities in accordance with the Maryland General Corporation Law, the charter and bylaws of the Company and the partnership agreement of the Operating Partnership. The charter requires the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the Maryland General Corporation Law. The Maryland General Corporation Law permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The partnership agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent that the Company’s charter provides for indemnification to the Company’s officers and directors. In addition, the partnership agreement limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent that the Company’s charter limits the liability of the Company’s officers and directors to the Company and its stockholders.

The Company also maintains a policy of directors and officers liability insurance covering certain liabilities incurred by the Company’s directors and officers in connection with the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

Exhibit No.	Description
4	Form of certificate representing shares of common stock (filed as part of the Company’s Registration Statement on Form S-11 (No. 33-76952) filed with the SEC on March 28, 1994 and incorporated herein by reference)
5	Opinion of DLA Piper US LLP re legality
8	Opinion of DLA Piper US LLP re tax matters
23.1	Consent of DLA Piper US LLP (included in Exhibits 5 and 8)
23.2	Consent of Deloitte & Touche LLP
24	Power of Attorney (included on signature page)

Item 37.	Undertakings.

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which as registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on March 14, 2008.

HIGHWOODS PROPERTIES, INC.

By:	/s/ Edward J. Fritsch
Edward J. Fritsch
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edward J. Fritsch, Jeffrey D. Miller or Terry L. Stevens and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ O. Temple Sloan, Jr.	Chairman of the Board of Directors	March 14, 2008
O. Temple Sloan, Jr.

/s/ Edward J. Fritsch	President, Chief Executive Officer and Director	March 14, 2008
Edward J. Fritsch

/s/ Gene H. Anderson	Senior Vice President and Director	March 14, 2008
Gene H. Anderson

/s/ Thomas W. Adler	Director	March 14, 2008
Thomas W. Adler

/s/ Kay N. Callison	Director	March 14, 2008
Kay N. Callison

/s/ Lawrence S. Kaplan	Director	March 14, 2008
Lawrence S. Kaplan

/s/ Sherry A. Kellett	Director	March 14, 2008
Sherry A. Kellett

/s/ L. Glenn Orr, Jr.	Director	March 14, 2008
L. Glenn Orr, Jr.

/s/ Terry L. Stevens	Senior Vice President and Chief Financial Officer	March 14, 2008
Terry L. Stevens

/s/ Daniel L. Clemmens	Vice President and Chief Accounting Officer	March 14, 2008
Daniel L. Clemmens